Exhibit 1

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT
__________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 21st, 2011

We invite you to attend Alvarion Ltd.'s Annual General Meeting of Shareholders (the "Meeting").  The meeting will be held on December 21st, 2011 at 3:00 p.m. (Israel time) at Alvarion's principal executive offices at 21A Habarzel Street, Tel Aviv 69710, Israel.

You are entitled to notice of, and to vote at, the Meeting, if you hold Ordinary Shares, nominal value NIS 0.01 per share, of Alvarion as of the November 30th, 2011 record date.  You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	the election of Ms. Tali Aben to our Board of Directors;

(2)
the approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors;

(3)
the approval of certain amendments to the Articles of Association of the Company, to ensure, among other matters, its compliance with the provisions of the Israeli Companies Law (1999), as recently amended; and

(4)
the approval of an amendment to the indemnification agreement of each of the Company's office holders (including directors), addressing recent legislation giving the Israeli Securities Authority the right to conduct administrative proceedings against, and impose fines on, such office holders.

We are not currently aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

In addition, you are invited to discuss at the Meeting our 2010 consolidated financial statements, and questions regarding our 2010 financial statements may be addressed to us or to our auditors at the Meeting.  Our Annual Report on Form 20-F for the year ended December 31, 2010, including our 2010 audited consolidated financial statements, is available on our website at www.alvarion.com. To have a printed copy mailed to you at no charge, please contact us at 21A Habarzel Street, Tel Aviv 69710, Israel; tel: +972-3-7674333, email:  sivan.farfuri@alvarion.com.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card, which will be sent to you or will be accessible on the website of the Company.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than two (2) hours prior to the time fixed for the Meeting at 3:00 p.m. (Israel time) on December 21st, 2011.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on November 30th, 2011.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on November 30th, 2011, or which appear in the participant listing of a securities depository on that date.  We are mailing the proxy cards to our shareholders on or about November 30th, 2011, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means, by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On November 29, 2011, we had outstanding 67,582,972.000 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing more than 33.33% of our voting power.  This is known as a quorum.  If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Board with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned Meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at http://www.alvarion.com/index.php/en/investors/investor-relation-events.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 4 below.

Beneficial Ownership of Securities by Certain Beneficial Owners

As of November 30th, 2011, we are not aware of any person or entity that beneficially owns more than 5% of our outstanding Ordinary Shares.

Item 1 – Proposal to Elect Ms. Tali Aben to Our Board of Directors

At the Meeting, you will be asked to approve the election of Ms. Tali Aben to our Board of Directors, for a term expiring at the third annual general meeting of our shareholders following this Meeting.

Our Articles of Association provide that a certain number of our directors (other than the External Directors) shall be elected each year at our annual general meeting, and, unless specifically determined otherwise, each elected director shall serve until the third annual general meeting following the meeting at which such director was elected.

Ms. Aben was appointed as a member of our Board of Directors by the Board itself on November 2st, 2011, in accordance with our Articles of Association, which provide that such appointment is until the next general meeting of our shareholders following the appointment. If Ms. Aben is elected, she will serve as a director following the Meeting for a term expiring at the third annual general meeting of our shareholders following this Meeting.

In accordance with Israel's Companies Law, Ms. Aben has certified to us that she meets all the requirements of Israel's Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill her duties as a director of Alvarion, taking into account the size and special needs of Alvarion.

Our Board of Directors' Nominating and Corporate Governance Committee recommended that Ms. Aben be elected to the Board of Directors at the Meeting.  Our Board of Directors approved this recommendation.  Biographical information about Ms. Aben is set forth below.

Since 2008, Ms. Aben has been advising international investors on opportunities within the Israeli high-tech sector. Ms. Aben also serves as an external director of Attunity Ltd. and Vizrt Ltd. (two publicly traded companies), as well as several privately-held companies and non-profit organizations. Previously, Ms. Aben was a General Partner with Gemini Israel Funds, a venture capital firm, which she joined in 1994.  At Gemini, she funded and supported many successful companies, including Verisity, Jacada, Abirnet, Business Layers, Servicesoft, nLayers and others. Her focus has been primarily on software companies, expanding in 2007 to include cleantech companies. Ms. Aben holds a B.Sc. in Mathematics and Computer Science and an MBA, both from Tel Aviv University.

We are proposing to adopt the following resolution:

"RESOLVED, that the election of Tali Aben to the Board of Directors of Alvarion Ltd. for a term expiring at the third Annual General Meeting of shareholders following the date hereof be, and it hereby is, approved"

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to appoint Ms. Aben as a director.

Item 2 – Proposal to Approve the Appointment of Our Independent Auditors
and Authorization of the Board and/or Audit Committee to fix the
Remuneration of the Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the period ending at our next annual general meeting of shareholders.

Our Audit Committee and Board of Directors have recommended, subject to our shareholders' approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the period ending at our next annual general meeting of shareholders.

The shareholders will also be asked to authorize the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of the auditors.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2010.

We are proposing to adopt the following resolution:

"RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Alvarion Ltd.'s independent auditors for the period ending at Alvarion Ltd.'s next Annual General Meeting of shareholders be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent auditors."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

Item 3 – Proposal to Approve Certain Amendments to the Articles of
Association of the Company

At the Meeting, the shareholders will be asked to approve certain amendments to the Articles of Association of the Company to ensure, among other matters, its compliance with the provisions of the Israeli Companies Law (1999), as recently amended. A draft of the proposed amended Articles of Association, marked to show the proposed changes, will be available on our website as of the Record Date at http://www.alvarion.com/index.php/en/investors/investor-relation-events. To have a printed copy mailed to you at no charge, please contact us at 21A Habarzel Street, Tel Aviv 69710, Israel; tel: +972-3-767 4333, email: sivan.farfuri@alvarion.com.

We are proposing to adopt the following resolution:

 “RESOLVED, that the amendments to the Articles of Association of the Company, in the form made available to the shareholders prior to the Meeting, be, and hereby are, approved”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the amendments to the Articles of Association of the Company.

ITEM 4 - PROPOSAL TO AMEND THE INDEMNIFICATION AGREEMENT OF THE
COMPANY’S OFFICE HOLDERS

At the Meeting, the shareholders will be asked to approve certain amendments to the indemnification agreement of the Company’s office holders, in order to expand the protection afforded to the Company's directors and officers following recent legislation granting the Israeli Securities Authority the power to commence administrative proceedings and impose administrative fines in connection with violations of Israeli securities laws. A draft of the proposed amendment, marked to show the proposed changes, will be available on our website as of the Record Date at http://www.alvarion.com/index.php/en/investors/investor-relation-events. To have a printed copy mailed to you at no charge, please contact us at 21A Habarzel Street, Tel Aviv 69710, Israel; tel: +972-3-7674333, email: sivan.farfuri@alvarion.com.

We are proposing to adopt the following resolution:

 “RESOLVED, that the amendment of the indemnification agreement of the Company’s office holders, in the form made available to the shareholders prior to the Meeting be, and it hereby is, approved”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the amendments to the indemnification agreement.

Our management does not know of any other business proposed to be transacted at the Meeting. However, if any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

AMNON YACOBY
Chairman of the Board of Directors

ALVARION LTD
Notice of 2011 Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the 2011 Annual General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (the "Company" or "Alvarion") will be held on December 21, 2011 at 3:00 p.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel. 972-3-6456262.

The shareholder(s) hereby appoint(s) Eran Gorev and Lior Shemesh, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them, or either of them, to represent and to vote, as designated on the reverse side of this ballot, all Ordinary Shares of Alvarion Ltd. that the shareholder(s) is or are entitled to vote at the 2011Annual General Meeting of Shareholders to be held on Wednesday, December 21, 2011 at 3:00 p.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, and any adjournment or postponement thereof.

Shareholders of record at the close of business on November 30, 2011 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postagepaid envelope provided. The vote will not be counted unless the signed proxy card is received not less than two (2) hours prior to the time fixed for the Meeting. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a notice of revocation or a duly executed proxy bearing a later date, or by voting the shares in person at the Meeting.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy or by deed of vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names of such holders stand in the Company's Shareholder Register.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

Continued and to be signed on reverse side

ALVARION LTD 21A HABARZEL STREET TEL AVIV 69710 ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:		☐	☐	☐

1.	Election of Directors Nominees

01	Tali Aben

The Board of Directors recommends you vote FOR proposals 2, 3 and 4.		For	Against	Abstain

2.
The approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors.
		☐	☐	☐

3.	The approval of certain amendments to the Articles of Association of the Company to ensure, among other matters, its compliance with recent amendments to Israeli law.	☐	☐	☐

4.
The approval of an amendment to the indemnification agreement of each of the Company’s office holders (including directors), addressing recent legislation giving the Israeli Securities Authority the right to conduct administrative proceedings against, and impose fines on, such officer holders.
		☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date